Mail Stop 4561

January 6, 2006

Daniel S. Kim, Esq.
Crystal River Capital, Inc.
c/o Hyperion Capital Management, Inc.
One Liberty Plaza
165 Broadway, 36th Floor
New York, New York 10006

>   **Re: Crystal River Capital, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed December 9, 2005**
>   **File No. 333-130256**
>
>   **Crystal River Capital, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed December 9, 2005**
>   **File No. 333-130257**

Dear Mr. Kim:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   To the extent comments are issued on the Form S-11 primary registration statement that are also applicable to the resale registration statement on Form S-

11, please make the appropriate corresponding changes.

2.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that you are a specialty finance company that intends to invest in real estate-related securities, real estate loans and instruments and various other asset classes. We further note that you intend to operate your business so as to be excluded from regulation under the Investment Company Act and your disclosure on pages 17, 18, 122 and 123. Please provide the staff with a detailed analysis as to why your current and proposed business and investment strategy has not caused you to be, and will not cause you to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations. Further, please note that we will refer your response to the Division of Investment Management for further review.

5.   We note that, upon completion of your private placement in March 2005, you granted to your manager 84,000 shares of restricted stock and options to purchase 126,000 shares of your common stock and that your manager subsequently allocated the shares of restricted stock and options to certain of its officers and employees, certain of your directors and other individuals associated with Hyperion Capital or Brookfield and their respective affiliates. Please provide your analysis regarding whether the manager should be viewed as taking those shares with a view towards distribution and therefore should be viewed as an underwriter. In this connection, please tell us when such allocations were made and to whom. Assuming the manager is an underwriter, please tell us the exemption you are relying on for the issuance to these officers and employees.

6.   We note that your manager will receive at least 10% of its incentive fee in the form of shares of your common stock and has the right in its discretion to allocate these shares to its officers, employees and other individuals who provide services to it. Please tell us whether the manager's agreement not to sell the common

shares for one year includes these allocations or whether there are any other restrictions on your manager's ability to allocate these shares. If there is no restriction on such allocations, please discuss whether the manager should be viewed as taking those shares with a view towards distribution.

7.   Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

8.   We note your disclosure on page 147. Please expand this disclosure to provide all the information required by Item 25 of Form S-11 or alternatively tell us why it is not appropriate.

Registration Statement Cover Page

9.   The fee table should not be incomplete. Please complete or delete the second and third columns.

Prospectus Summary, page 1

10.   The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example only, the information under "Our Business Strengths," "Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities" and "Our Distribution Policy" is repeated verbatim in the body of the prospectus. Please revise to summarize the key information about your business and your offering.

11.   Please provide your website address if available.

12.   In order to ensure consistency, please incorporate changes made in response to the comments below to your business section and other parts of your prospectus, as necessary.

Summary Risk Factors, page 4

13.   We note that there are potential conflicts of interest with the sub-advisors. Please disclose the risk regarding the sub-advisors limited obligations with respect to your business in a separate risk factor.

14.   Please revise your disclosure with respect to relationships with your underwriters to state that there may be potential conflicts of interest and briefly describe such

conflicts. Further, please identify the underwriters.

Our Formation and Structure, page 6

15.   Please discuss the role that your qualified REIT subsidiaries will serve in your operations.

16.   Please revise your chart on page 7 and page 96 to include any ownership held by your manager and its sub-advisors and clarify how your sub-advisors are affiliated with your manager's parent entities.

17.   We note your disclosure on page 7 that certain senior members Hyperion Capital's management team have compensatory or other economic interests, the value of which will be derived from your performance and that a portion of the purchase price payable to an affiliate of Ranieri & Co. for its ownership of Hyperion Capital will be derived from the performance of your manager. Please expand your disclosure to briefly describe these compensatory or other economic interests and explain how a portion of the purchase price will be derived from the performance of your manager.

Our Manager, page 7

18.   Please disclose whether Hyperion Crystal River provides management or other services to other entities and when it was formed. In addition, please balance the disclosure and state, if true, that your manager does not have prior experience managing a REIT.

19.   We note that Hyperion Crystal River is a wholly-owned subsidiary of Hyperion Capital, whose officers consist of employees of Hyperion Capital and Brookfield or one or more of their respective affiliates. Please clarify, if true, that Hyperion Crystal River has no employees and that neither you nor your manager will have any independent officers and that you and your manager will be entirely dependent on Hyperion Capital for the day-to-day operation of the company. Please also disclose what, if any, operating activities are conducted by your officers or directors, including any specific approval rights with respect to the manager's activities.

20.   Please disclose whether the sub-advisors receive compensation.

21.   We note your description regarding the resources of Hyperion Capital. Please clarify, if true, that Hyperion Capital is not contractually obligated to provide you with any of these resources.

22.   We note that your manager has formed an investment strategy committee. Please

briefly describe the role of this committee and discuss whether this committee will approve each of your investments.

Hyperion Capital's Historical Performance, page 12

23.   We note the prior performance data obtained from Plan Sponsor Network. If this data upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. These materials should be appropriately marked and dated and should refer to the page number on which they are cited. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it and name the provider as an expert in the prospectus.

24.   Please note that you are responsible for the accuracy of the information provided in the registration statement. Please delete your disclaimers to the contrary. If applicable, it would be appropriate to disclose that you have not verified the accuracy of the information obtained from Plan Sponsor Network.

Management Agreement, page 12

25.   Please disclose whether the manager is obligated to dedicate certain of its employees exclusively to your business or if the manager itself is obligated to dedicate any specific portion of its time to your business.

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities, page 14

26.   We note that with Hyperion Capital's conflict of interest policy you will participate on an overall basis equitably with Hyperion Capital's other clients. Please expand your disclosure to quantify what you mean by participate "equitably." For example, how many other clients of Hyperion Capital have similar investment strategies and will directly compete with you for investments?

Our Financing Strategy, page 15

27.   We note that you are not limited in the amount of leverage you may use. Please expand your disclosure to include this information and discuss your current leverage.

Our Hedging and Interest Rate Risk Management Strategy, page 16

28.   Please expand your disclosure to briefly discuss the costs associated with your hedging strategy.

Distribution Policy, page 16

29.   We note that you declared a quarterly distribution of $0.25 per share payable on July 13, 2005 and a quarterly distribution of $0.575 per share payable on October 13, 2005. Please expand your disclosure to state what portion of these distributions represented a return of capital. In addition, we note that the July distribution was funded from uninvested cash. Please clarify, if true, that this amount was funded from the uninvested proceeds of your private offering in March 2005.

Recent Developments, page 20

30.   A "recent developments" section is not appropriate in an initial public offering. Please revise accordingly.

Risk Factors, page 25

31.   Please avoid using phrases such as "material adverse effect," "adverse effect," "adversely affect" or "adversely impact" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

32.   Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or a general business risk. We note the following examples:

- "We may allocate the net proceeds from this offering to investments with which you may not agree," page 30

- "We operate in a highly competitive market for investment opportunities," page 30

- "We may not be able to successfully complete securitization transactions," page 31

- "We may not realize gains or income from our investments," page 37

- "Our real estate investments are subject to risks particular to real property," page 37

Please revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

33.   We note that Deutsche Bank Securities, Citigroup and Wachovia Securities are underwriting this offering. We further note that you have entered into master repurchase agreements with Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC and Wachovia Bank, N.A. and that you have any also entered into swap trades with Deutsche Bank Securities and Wachovia Capital Markets. In addition, we note that Deutsche Bank Securities is a stockholder and that Deutsche Bank Securities and its affiliates has sold to you and certain affiliates of Hyperion Capital, from time to time, investments in ABS, CMBS, hybrid ARMS (agency and non-agency), mezzanine loans and B-loans. Please include a risk factor that addresses the potential conflicts of interest of the underwriters in this offering.

Risks Related to Our Business and Investment Strategy, page 25

We are dependent upon Hyperion Capital's key personnel…, page 26

34.   We note that you depend on the diligence, skill and network of business contacts of the senior management of Hyperion Capital. Please expand your disclosure to identify the members of senior management.

Hyperion Crystal River manages our portfolio pursuant to very broad…, page 26

35.   We note that your directors periodically review your investment guidelines and your investment portfolio, but do not review all of your proposed investments. Please expand the disclosure to specify what investments, if any, are required to be approved by the board.

There are conflicts of interest in our relationship with Hyperion Capital…, page 27

36.   Please disclose the risk that Hyperion Capital and the sub-advisors, and each of their officers and employees, may engage in other business activities in a separate risk factor.

We may compete with existing and future investment vehicles…, page 28

37.   Please disclosure whether either of Hyperion Capital or Brascan Asset Management currently sponsors or manages any investment vehicles that have a similar investment focus to you or that overlaps with your focus.

Our failure to manage future growth…, page 29

38.   We note that loan documents that you have executed contain, and loan documents
        that you may execute may contain, negative covenants. Please expand your
        disclosure to briefly describe the negative covenants in loan documents that you
        have executed.

The use of CDO financings with over-collateralization…, page 31

39.   Please clarify whether the terms of CDO-2005-1 required over-collateralization.

We may not be able to renew the total return swaps…, page 32

40.   Please expand your disclosure to define what you mean by "total return swaps."

Rapid changes in the values of our MBS and other real estate related…, page 35

41.   We note your reference to the illiquid nature of many of your non-real estate
        assets. Please expand your disclosure to briefly describe how these assets are
        illiquid.

We are highly dependent on information systems…, page 35

42.   We note that your business is highly dependent on communications and
        information systems. Please expand your disclosure to briefly describe these
        communications and information systems and any failures these systems have
        suffered.

Risks Related to Our Investments, page 37

We may not realize gains or income from our investments…, page 37

43.   We note that you may not realize gains or income from your investments. Please
        expand your disclosure to state specifically the risks that would cause you not to
        realize gains or income from your investments. If such risks are detailed
        elsewhere, please consider removing this risk factor.

We may not be able to identify satisfactory alternative investments…, page 38

44.   Please expand your disclosure to quantify the portion of your assets in RMBS
        investments.

Declines in the market values…, page 43

45.   Please expand your disclosure to address your current repurchase agreements. In particular, please disclose the percentage of your repo debt that is subject to margin calls and briefly describe the cushion, if any, between the current value of the collateral and the value at which a margin call would be triggered.

The lack of liquidity…, page 43

46.   Please specify the types of assets that you are most likely to own that would be illiquid, including, if appropriate, the "first loss" securities of your securitization transactions.

Hedging instruments often are not traded on regulated exchanges…, page 45
We may enter into derivative contracts that could expose us …, page 46

47.   Please revise to disclose the types of derivatives and hedging instruments in which you may invest.

Tax Risks, page 54

If we make distributions in excess of our current and accumulated earnings…, page 58

48.   Please expand your disclosure to provide what portion, if any, of the July and October distributions that constituted a return of capital.

Distribution Policy, page 62

49.   Please disclose the relative significance of the taxable income that may be generated in your taxable REIT subsidiaries and whether you intend to retain earnings in these subsidiaries.

50.   Please revise to state, if applicable, that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions.

Management's Discussion and Analysis, page 67

Our Business Model, page 68

51.   Please expand your discussion regarding match funding. In particular, please disclose the degree of match-funding for each type of assets and for assets secured by repos and assets secured via securitizations.

Critical Accounting Policies

Revenue Recognition, page 73

52.   It appears that the nature of assumptions for your model in determining interest
        income, such as projected prepayments, may be subjective. It also appears that
        these assumptions may be susceptible to change. Please provide the readers with
        a quantitative analysis explaining the impact changes in the assumptions could
        have on interest income. Refer to SEC Release 33-8350.

Investment Consolidation, pages 70 -72

53.   Please summarize the rights of the Trust and tell us how you considered these
        rights in determining whether the Trust meets the definition of a QSPE in
        accordance with SFAS 140. Refer to paragraphs 35 and 39 of SFAS 140.

54.   Please advise us of and expand your disclosure to explain the primary differences
        between the cash flow method and fair value method and your rationale for using
        the fair value method when computing the expected losses and expected residual
        returns. In this regard, please also disclose the risks absorbed by the variable
        interest holders and how you considered these risks in your calculation of the
        expected losses and residual returns under the fair value approach.

55.   Please advise us of and expand your disclosure to further explain how the fair
        value approach differs from the guidance proposed in FIN 46(R)-c and how this
        changes your conclusion in determining the primary beneficiary for all trusts in
        which you have a Controlling Class CMBS and RMBS investment.

56.   Please reconcile your primary beneficiary conclusion for the Controlling Class
        CMBS and RMBS investments disclosed here compared to your disclosure on
        page F-12 with respect to CMBS and RMBS investments in which you own a
        greater than 50% interest in the most subordinate class.

Financial Condition, page 75

57.   Please include information regarding the credit rating of your MBS holdings.

Results of Operations, page 79

58.   Please disclose where appropriate the fact that the manager has waived its right to
        reimbursement for third party expenses until December 31, 2005 and the amount
        that would otherwise have been required to be reimbursed.

Contractual Obligations and Commitments, page 81

59.   Please briefly describe the covenants contained in the standard master repurchase agreement.

60.   Please expand your disclosure on page 83 to clarify your short term and long term liquidity needs. We note for example that margin calls created by prepayments may create a short term liquidity need. Please identify other needs, including margin calls created by facts not related to prepayments, such as a change in the market value of the collateral, and additional investments.

Quantitative and Qualitative Disclosures About Market Risk, page 85

61.   Please advise us why you have not included a discussion of the risks of changes in the yield spreads in the MBS market on your business, including the risk that changes in the yield spread on MBS could impact the value of your assets.

Business, page 90

Our Business Strengths, page 93

62.   Please provide us support for the following statements:

- "Hyperion Capital has a long history of excellent investment performance across MBS and ABS sectors and consistently has been recognized as one of the top investment advisors in these sectors;" and
- "In the last five years, Hyperion Capital's and its affiliates' assets under management have grown from approximately $4.5 billion to approximately $18.2 billion as of September 30, 2005."

63.   We note your statement at the bottom of page 94 that you have access to Hyperion Capital's portfolio management infrastructure, which includes a comprehensive, sophisticated systems platform. Please expand your disclosure to clarify, if true, that Hyperion Capital has no contractual obligation to provide you with access to its infrastructure and briefly describe what you mean by "comprehensive, sophisticated systems platform."

64.   We note your statement on page 95 that you intend to capitalize on the proprietary deal-sourcing opportunities that you believe Hyperion Capital, Brascan Asset Management and Ranieri & Co. each bring to you. Please define what you mean by "proprietary deal-sourcing opportunities" and briefly describe Hyperion Capital's close relationships with a large and diverse group of financial intermediaries.

Investment Strategy, page 97

65.   Please revise your disclosure to highlight that you have not adopted policies that require you to establish or maintain any specific asset allocations and that your targeted allocations will vary from time to time.

66.   We note that you intend to originate or purchase whole loans, mezzanine loans and construction loans. Please expand your disclosure to quantify the portion of your loans that you have originated to date.

Hyperion Capital's Historical Performance, page 107

67.   We note that the data provided relates to the performance of a small percentage of the manager's AUM. Please include introductory disclosure that explains why you are only providing performance data with respect to MBS and not with respect to other assets managed by the manager, especially the types of assets that you intend to target.

68.   Please define "Enhanced MBS," "high yield CMBS," "percentile" and "composite dispersion."

69.   Please advise us whether you considered reflecting comparable performance data with respect to your own assets managed by the manager since your inception. Please provide us such data.

70.   Please disclose any major adverse business developments suffered by the manager with respect to the assets under management.

Our Financing Strategy, page 115

71.   We note your examples regarding the use of leverage on page 117 and the illustration on the impact of interest rate volatility on return on page 119. Please balance these examples with corresponding examples regarding the risks associated with leverage and ineffective hedging and clarify that such risks associated with leverage and hedging may result in losses.

Management, page 125

72.   We note that five members of your board of directors have been determined to be independent in accordance with the general independence standards of the New York Stock Exchange. Please provide us your analysis as to how these members were determined to be independent.

Management Agreement, page 137

73.   Please disclose whether any or all Hyperion Crystal River employees are
        contractually dedicated to Hyperion Crystal River's management agreement
        obligations. In addition, please disclose whether Hyperion Crystal River may, or
        intends to, provide services to third parties.

74.   Please disclose whether there is any limit on your reimbursement of expenses to
        your manager.

Conflicts of Interest In Our Relationship With Hyperion Crystal River and Hyperion
Capital, page 145

75.   On page 116, please clarify what you mean when you state that at the discretion
        of your manager and you, your manager may enter into a separate agreement with
        your TRS so long as the overall economic terms of the management agreements
        do not change. Please clarify whether your manager will receive additional
        compensation if it performs additional work for your TRS.

Principal Stockholders, page 148

76.   Please identify the natural persons controlling the shares held by your principal
        stockholders that are not public companies.

Certain Relationships and Related Transactions, page 150

77.   We note that you borrowed $35 million from Trilon International Inc. (Barbados)
        an affiliate of your manager. Please clarify the purpose of this loan and why it
        was extended. In addition, please disclose whether this rate of interest is higher
        than what you would pay a third party.

78.   We note the investments that were sourced by related parties in 2005. Please
        expand your disclosure to clarify whether these related parties received fees in
        connection with sourcing these investments.

79.   We note that you purchased the preferred equity piece of Millerton CDO I.
        Please disclose the amount paid. In addition, please revise your disclosure to
        clarify, if true, that this preferred equity piece is subordinated to all the debt
        securities and is not entitled to any distributions until all the payments have been
        made to the debt holders and expenses paid.

Federal Income Tax Consequences of Our Qualification as a REIT, page 169

80.   Since the REIT opinion will be issued in 2006, please confirm, and revise your

description of the opinion accordingly, that the opinion will state that you "have been organized in conformity…have operated… and your proposed method of operation will enable you to continue to meet…." The REIT requirements.

Underwriting, page 193

81.   Please clarify whether you will pay the selling stockholder expenses.

82.   We note your disclosure that, at your request, the underwriters have reserved shares for sale to certain employees, customers and other individuals:

- except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

- no offers were made prior to the filing of the registration statement;

- offers were made only with the prospectus; and

- no funds have or will be committed or paid prior to effectiveness of the registration statement.

When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program.

83.   We note that a prospectus may be made available on the websites maintained by one or more representatives and also may be made available on the websites maintained by other underwriters.

- Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

- Briefly describe any electronic distribution in the filing.

- Please describe whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the

> website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

- Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

Financial Statements, page F-1

84. Please revise to provide audited financial statements as of a date less than 135 days prior to December 9, 2005, your initial filing date. We refer you to Rule 3-01(a) of Regulation S-X.

Part II. Information Not Required in Prospectus

Item. 16. Exhibits

85. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Josh Forgione at 202-551-3431 or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Michael L. Zuppone, Esq. *(via facsimile)*

Paul, Hastings, Janofsky & Walker LLP